

July 6, 2021

Chris Chang Yu
Chairman of the Board of Directors and Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
The People's Republic of China

> **Re: AnPac Bio-Medical Science Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-39137**

Dear Mr. Yu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Exhibits

1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications. Please ensure that the revised certifications refer to the Form 20-F/A and are currently dated. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
July 6, 2021
Page 2

        You may contact Li Xiao at (202) 551-4391 or Ibolya Ignat at (202) 551-3636 with any
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences